Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“New Found” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

August 24, 2021

Item 3:	News Release

A news release was disseminated on August 24, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On August 24, 2021, New Found closed its previously-announced offering of 5,048,500 flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of $11.39 per Flow-Through Share (the “Offering Price”) for gross proceeds of $57,502,415 (the “Offering”) which includes the full exercise of the Underwriters’ (as defined herein) over-allotment option.

Item 5:	Full Description of Material Change

On August 24, 2021, New Found closed its previously-announced offering of 5,048,500 Flow-Through Shares at the Offering Price for gross proceeds of $57,502,415 which includes the full exercise of the Underwriters’ over-allotment option.

The Offering was completed pursuant to an underwriting agreement dated August 19, 2021, entered into among the Company and a syndicate of underwriters led by Canaccord Genuity Corp. and BMO Capital Markets and including CIBC World Markets Inc., Desjardins Securities Inc. and Clarus Securities Inc. (collectively, the “Underwriters”). Mr. Eric Sprott participated for roughly 19.9% of the financing to maintain his interest in the Company.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Queensway Project located in Newfoundland, Canada and on the Company’s Lucky Strike Project located in Ontario, Canada on or before December 31, 2022. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2021.

The Company will have approximately $118-million in working capital post-closing of the Offering.

The Flow-Through Shares were offered by way of a prospectus supplement in each of the Provinces of Canada (other than the Province of Quebec) and were also offered by way of private placement in the United States. Copies of the prospectus supplement and documents incorporated by reference therein are available electronically on SEDAR (www.sedar.com) under New Found’s issuer profile.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

August 24, 2021

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